

KEYSTONE
SURVEY
PROPERTY

NORTH BECK JOINT VENTURE
C/O JOHN MICHAEL COOMBS
2435 SCENIC DR
SALT LAKE CITY, UT 84109

ATV Road

CHIEF CONSOLIDATED PROPERTY



Scale

400   0   400 Feet

Source: 2003 Juab County Plat Maps

Eureka Mills NPL Site, Eureka, UT

North Beck Joint Venture Property Lines

Date
March 2004

Figure   1

HDR
ONE COMPANY | *Many Solutions*



TINTIC PROJECT

Site Location Map
Juab County Sites

Tintic Junction and Eureka, Utah 7 1/2' Quadrangles
T.10 S., R.3 W   Final updated Map

UTAH
NATURAL RESOURCES
Oil, Gas & Mining

Drawn by: LAA

Scale 1" = 1,100'

Sheet 2 of 7

Grate Backfill

Wall